16000055

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-39904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLI INVESTORS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE JERICHO PLAZA - SUITE 201
(No. and Street)

JERICHO	NEW YORK	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. JUCHEM (516) 935-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOGARDT AND COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

140 FELL COURT, SUITE 300	HAUPPAUGE	NEW YORK	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FLI INVESTORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bogardt & Company, LLP
Certified Public Accountants

140 Fell Court, Suite 300
Hauppauge, N.Y. 11788

Telephone 631 348-0100
Telefax 631 348-7510

www.bogardtandcompany.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
FLI Investors, LLC
Jericho, New York

We have audited the accompanying statement of financial condition of FLI Investors, LLC (the Company) as of December 31, 2015, and the related notes to the statement of financial condition. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FLI Investors, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Bogardt & Company LLP

Hauppauge, New York
February 3, 2016

FLI INVESTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	163,544
Furniture and fixtures, at cost, net of accumulated depreciation of $195,498		29,574
	$	193,118

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$	10,000
Former member subordinated loan payable		73,232
Members' equity		109,886
	$	193,118

The accompanying Notes are an integral part of thls Financial Statement.

FLI INVESTORS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - <u>ORGANIZATION AND DESCRIPTION OF BUSINESS</u>

FLI Investors, LLC (the "Company") was organized on August 1, 1998, under Delaware state law. The Company is a financial services firm, rendering brokerage services as a broker/dealer. The Company is registered with the United States Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's customers through various third party entities are primarily high net worth individuals domiciled in the United States of America.

NOTE 2 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

(a) Basis of Presentation

The preparation of the Financial Statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect amounts reported in the Financial Statements and accompanying Notes. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from those estimates.

(b) Investment in Partnership

The Company has an equity interest in a limited partnership, which is recorded at fair value (Note 3). The Company is not required to make capital contributions into this partnership. The Company has no capital or profits interest in this investment and will receive distributions only if the limited partners achieve certain returns. There were no distributions in 2015.

(c) Furniture and Fixtures

Furniture and fixtures are stated at cost. Depreciation is computed, using the straight-line method over the estimated useful lives of the assets, which ranges from five to seven years.

(d) Income Tax Policy

As a limited liability company, the Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code (IRC). Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position. Management believes any such positions would be immaterial to the overall financial statements. The Company's federal and state income tax returns for the years after 2011 remain subject to examination by the taxing authorities.

(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Subsequent Events

The Company has evaluated subsequent events after December 31, 2015 through February 3, 2016, the date that the financial statements were considered available to be issued.

NOTE 3 - FAIR VALUE MEASUREMENT

GAAP defines fair value, establishes a framework for measuring fair value, and a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the entity has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or the liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Investment in partnership has been determined to be a Level 3 asset. Management has estimated the fair market value at zero. These valuation methods have been consistently applied.

NOTE 4 - FORMER MEMBER SUBORDINATED LOAN PAYABLE

On December 11, 2012, in connection with the purchase by the Company of a member's interest, the Company entered into a subordinated loan agreement with the former member, for $219,697, bearing interest at prime. The terms of the loan call for three equal annual installments of $73,232, plus interest thereon, which commenced on January 1, 2014. The remaining balance payable on the loan at December 31, 2015 was $73,232.

(continued)

FLI INVESTORS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 4 - FORMER MEMBER SUBORDINATED LOAN PAYABLE (Continued)

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule (see Note 7). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Prior written approval by FINRA is required before any repayment of this subordinated loan can be made. Unsecured advances to the former member during the term of the agreement are not permitted.

NOTE 5 - COMMITMENTS

The Company is obligated under noncancelable operating leases for the rental of office equipment and automobiles.

Future minimum rental payments required to be paid under these leases are as follows:

Year Ending December 31,	Amount
2016	2,440
	$ 2,440

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company receives management fees from certain entities related to the Company by common ownership.

The Company has a cost sharing agreement for rent, salaries, insurance and other general administrative expenses with an entity related through common ownership.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one subject to a minimum net capital requirement of $5,000. At December 31, 2015, the Company had net capital of $153,544, which was $148,544 in excess of its required net capital. The Company's net capital ratio was .07 to 1.